Contact

www.linkedin.com/in/ed-delgado-1a0a30b8 (LinkedIn)

Ed Delgado

President/CEO Ecuatoriana Airlines, Inc

Quito, Pichincha, Ecuador

Experience

Ecuatoriana Airlines SA ECUADOR 5 years

Chief Executive Officer
September 2019 - Present (5 years)
Quito, Pichincha, Ecuador

Chief Executive Officer at Ecuatoriana Airlines Inc.
January 2024 - Present (8 months)

President/CEO of Ecuatoriana Airlines, Inc., proudly serving the people of Ecuador.

Orange County Sheriff's Department

Deputy SheriffMay 1987 - May 2024 (37 years 1 month)
Santa Ana

HMR Transportation

President/CEOMay 2006 - May 2019 (13 years 1 month)
Anaheim, California, United States